                                                  As Filed with the Securities
                                                       and Exchange Commission
                                                               on May 30, 2002


                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


-------------------------------

In the Matter of                                 INTERIM CERTIFICATE

Conectiv                                                  OF

File No. 70-9069                                     NOTIFICATION

(Public Utility Holding
Company Act of 1935)                             PURSUANT TO RULE 24

-------------------------------


This Certificate of Notification pursuant to Rule 24 (17 C.F.R. Section 250.24) is filed by Conectiv, a Delaware corporation, in connection with transactions proposed in Post-effective Amendments Nos. 3, 4 and 5 to Conectiv's Form U-1 Application-Declaration as previously amended by Amendments Nos. 1 through 4 and Post-Effective Amendments No. 1 through 7 (the "Application-Declaration") filed under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and authorized by the orders of the Securities and Exchange Commission (the "Commission") dated December 16, 1998, August 10, 1999 and November 8, 2001 (the "Supplemental Orders"), which supplemented the order of the Commission dated February 25,1998. The undersigned hereby submits the following information applicable to the quarter ended March 31, 2002:



        There was no activity pursuant to the Supplemental Orders during the period.


The transactions described above were carried out in accordance with the terms and conditions of, and for the purposes requested in, the Application-Declaration, and in accordance with the terms and conditions of the Supplemental Orders.

                                  SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this document to be signed on their behalf by the undersigned thereunto duly authorized.

The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.


DATE:                                 Conectiv
                                      Conectiv Energy Supply, Inc.
                                      Conectiv Properties and Investments, Inc.
                                      Conectiv Services, Inc.
                                      Conectiv Solutions LLC
                                      Conectiv Communications, Inc.
                                      Atlantic Generation, Inc.
                                      Atlantic Southern Properties, Inc.
                                      ATE Investment, Inc.
                                      Binghamton General, Inc.
                                      Binghamton Limited, Inc.
                                      Pedrick General, Inc.
                                      Vineland Limited, Inc.
                                      Vineland General, Inc.
                                      ATS Operating Services, Inc.

May 30, 2002                          /s/ Philip S. Reese
                                         ----------------
                                          Philip S. Reese
                                          Vice President and Treasurer

                                      Thermal Energy LP I by its General
                                      Partner, Atlantic Jersey Thermal
                                      Systems, Inc.

May 30, 2002                          /s/ Philip S. Reese
                                         ----------------
                                          Philip S. Reese
                                          Vice President and Treasurer